

Mail Stop 3561

August 24, 2007

Mr. Murray Bailey
Chief Executive Officer
EESTech, Inc.
23011 Moulton Parkway A-10
Laguna Hills, California 92653

> **RE:     EESTech, Inc. (f/k/a Aqua Dyne, Inc.)**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed March 20, 2006**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2005**
> **Filed December 19, 2006**
> **Form 10-QSB for Quarterly Period Ended September 30, 2006**
> **Filed November 14, 2006**
> **Form 8-K Filed August 3, 2006**
> **File No. 000-32863**

Dear Mr. Bailey:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                Sincerely,


                                William Thompson
                                Branch Chief